

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 7, 2024

Joe Kiani
Chief Executive Officer
Masimo Corporation
52 Discovery
Irvine, California

>**Re: Masimo Corporation**
>**Preliminary Proxy Statement filed May 31, 2024**
>**File No. 001-33642**

Dear Joe Kiani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

Preliminary Proxy Statement filed May 31, 2024

Background to the Solicitation, page 15

1. Disclosure on page 15 indicates that "the Company commenced a formal review of strategic alternatives" following the 2023 Annual Meeting. It is our understanding that such review may have commenced prior to the 2023 Annual Meeting. Please revise or advise.

2. We note your disclosure that "the Board determined not to approve the proposed class switch of directors" and instead approved the nomination of Mr. Kiani for election at the 2024 Annual Meeting. Please disclose why the Board determined not to approve the proposed class switch of directors.

3. We note your disclosure that "[f]ollowing Mr. Classon's resignation, members of the Board contacted and considered several director nominee candidates, including Christopher Chavez." Please disclose who recommended Mr. Chavez to the Board. See

Item 407(c)(2)(vii) of Regulation S-K and Question 133.03 under the staff's Regulation S-K Compliance and Disclosure Interpretations.

If Mr. Kiani is not Re-Elected to the Board at this Year's Annual Meeting, page 94

4.   We note the disclosure here that Mr. Kiani disputes Politan's ability to "cure" the trigger of the provisions of his employment agreement if he is not re-elected to the Board at this year's Annual Meeting by re-appointing him as Chairman of the Board. See Item 5(b) of Schedule 14A. Please describe in further detail (including by quantifying any payments due) the consequences if Mr. Kiani's position prevails and he is not re-elected to the Board and declines re-appointment. Please place this expanded disclosure, which currently appears on page 94, in a more prominent location in the proxy statement.

Transactions with Related Persons, Promoters and Certain Control Persons, page 115

5.   Please revise your disclosure in this section to include the approximate dollar values of Mr. Kiani's interests in the transactions with Willow and LMMV. Refer to Item 404(a)(4) of Regulation S-K.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions